================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         MARKETING SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


    COMMON STOCK, $.01 PAR VALUE                             570907105
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


      NANCY E. BARTON, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION, 260 LONG
             RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 24, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 14 Pages)


================================================================================


NYFS08...:\60\47660\1420\1219\SCHD107M.54C

------------------------------           ---------------------------------------
CUSIP No. 570907105                           13D        Page 2 of 14
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS:              GENERAL ELECTRIC CAPITAL
                                                    CORPORATION

           I.R.S. IDENTIFICATION NOS.                          13-1500700
           OF ABOVE PERSONS:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [_]
                                                                       (B) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:           WC

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [X]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF                  NEW YORK
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER:              4,415,612 (SEE ITEM 3)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:            0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:         4,415,612 (SEE ITEM 3)
  REPORTING
                  --------------------------------------------------------------
 PERSON WITH        10    SHARED DISPOSITIVE POWER:       0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY         4,415,612 (SEE ITEM 3)
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
           SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          24% (SEE
                                                                        ITEM 3)
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                CO

--------------------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP No.  570907105                           13D    Page 3 of 14
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:          GENERAL ELECTRIC CAPITAL SERVICES,
                                              INC.

           S.S. OR I.R.S. IDENTIFICATION NO.               06-1109503
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:           NOT APPLICABLE

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [X]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF                  DELAWARE
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER:         DISCLAIMED (SEE 11 BELOW)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:       0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:    DISCLAIMED (SEE 11 BELOW)
  REPORTING
                  --------------------------------------------------------------
 PERSON WITH        10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY    BENEFICIAL OWNERSHIP OF ALL
           REPORTING PERSON:                         SHARES DISCLAIMED BY
                                                     GENERAL ELECTRIC CAPITAL
                                                     SERVICES, INC.
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [_]
           SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        NOT
                                                                      APPLICABLE
                                                                      (SEE 11
                                                                      ABOVE)
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                CO

--------------------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP No.  570907105                           13D      Page 4 of 14
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                GENERAL ELECTRIC COMPANY

           S.S. OR I.R.S. IDENTIFICATION NO.                   14-0689340
           OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:           NOT APPLICABLE

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [X]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF                  NEW YORK
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER:         DISCLAIMED (SEE 11 BELOW)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:       0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:    DISCLAIMED (SEE 11 BELOW)
  REPORTING
                  --------------------------------------------------------------
 PERSON WITH        10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY    BENEFICIAL OWNERSHIP OF ALL
           REPORTING PERSON:                         SHARES DISCLAIMED BY
                                                     GENERAL ELECTRIC COMPANY
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
           SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        NOT
                                                                      APPLICABLE
                                                                      (SEE 11
                                                                      ABOVE)
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

            This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Marketing Services Group, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 333 Seventh Avenue, 20th Floor, New York, New York 10001.

ITEM 2.  IDENTITY AND BACKGROUND.

            This statement is filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECS is a wholly-owned subsidiary of GE, and GE Capital is a subsidiary of GECS. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

            GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

ITEMS 2(A), (B) AND (C)

            For information with respect to the identity and background of each executive officer and director of GE Capital, GECS and GE see Schedules I, II and III attached hereto, respectively.

            This statement is being filed while GE Capital, GECS and GE are in the process of verifying information required herein from their respective executive officers and directors. If GE Capital, GECS or GE obtains information which would cause a change in the information contained herein, an amendment to this statement will be filed that will set forth such change in information.

ITEMS 2(D) AND (E)

            Except as set forth in Schedule IV hereto, during the last five years none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F)

            To the knowledge of GE Capital, GECS and GE, all of their executive officers and directors are U.S. citizens, except that (i) Paolo Fresco, Vice Chairman of the Board and an executive officer of GE and a director of GE Capital and GECS, is an Italian citizen, (ii) Claudio X. Gonzalez, a director of GE, is a Mexican citizen, (iii) Kaj Ahlmann, an executive officer and a director of GECS is a Danish citizen, and (iv) Nigel Andrews, an executive officer of GECS and GE Capital and a director of GECS and GE Capital, is a UK citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 24, 1997, the Company and GE Capital entered into a Purchase Agreement (the "Purchase Agreement") providing for the purchase on that day by GE Capital of (i) 50,000 shares of Series D convertible preferred stock, par value $.01 per share, of the Company (the "Convertible Preferred Stock"), and (ii) Warrants (the "Warrants" and, together with the Convertible Preferred Stock, the "Securities") to purchase up to 10,670,000 shares (subject to (i) antidilution adjustments, and (ii) reduction or cancellation based on the Company's meeting certain financial goals set forth in the Warrants or its engaging in a public offering of the Common Stock, which offering meets certain criteria) of the Common Stock, all for an aggregate purchase price of $15,000,000. The Common Stock reported herein as being beneficially owned by GE Capital is beneficially owned through GE Capital's ownership of the Convertible Preferred Stock. The Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate which currently is equal to 88.31224, resulting in the beneficial ownership by GE Capital of 4,415,612 shares of Common Stock. On an as-converted basis, the Convertible Preferred Stock represents approximately 24% of the issued and outstanding shares of Common Stock. However, such shares of Convertible Preferred Stock have not been converted. A copy of the Purchase Agreement is attached hereto as
Exhibit 1. The funds used to purchase the Securities were obtained by GE Capital from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

            GE Capital purchased the Securities from the Company as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

            GE Capital intends to review its investment in the Securities on a regular basis and as a result thereof may, (i) at any time or from time to time, convert all or a portion of the Convertible Preferred Stock into shares of Common Stock, (ii) after such time as any of the Warrants become exercisable, exercise such Warrants in whole or in part, or (iii) at any time or from time to time, dispose of all or a portion of the shares of Convertible Preferred Stock or Warrants (or shares of Common Stock issuable upon conversion or exercise thereof) owned by it. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

            The Certificate of Designation for the Convertible Preferred Stock (the "Certificate of Designation") provides that, subject to certain rights of GE Capital described below, so long as at least 20% of the shares of Convertible Preferred Stock issued pursuant to the Purchase Agreement remain outstanding,
(i) the board of directors of the Company will consist of eight directors, (ii) the holders of the Convertible Preferred Stock will have the exclusive right, voting separately as a single class, to elect two directors of the Company (the "Convertible Preferred Directors"), and (iii) the holders of the Convertible Preferred Stock will have the right, voting together with the holders of the Common Stock, to elect six directors of the Company.

            In addition to the rights described above, upon the occurrence of an Event of Default (as defined in the Purchase Agreement), or if the Company fails to redeem all of the outstanding shares of Convertible Preferred Stock on December 24, 2003, the holders of shares of Convertible Preferred Stock will have the exclusive right, voting separately as a single class, to, in each case, elect one additional director of the Company (each, an "Additional Director"), and, in each case, one of the directors elected in accordance with clause (iii) above will resign or be removed without cause.

            If any Convertible Preferred Director or Additional Director ceases to serve as a director of the Company for any reason, the vacancy resulting thereby may be filled by the remaining director(s) elected by the holders of the Convertible Preferred Stock or by the holders of the Convertible Preferred Stock. In addition, a majority of the holders of the Convertible Preferred Stock may remove either Convertible Preferred Director and any Additional Director with or without cause, at any time.

            On December 24, 1997, GE Capital entered into a Stockholders Agreement with the Company and certain of its existing stockholders (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, GE Capital has the right to participate in certain sales, transfers or other dispositions by Existing Stockholders (as defined in the Stockholders Agreement) to third parties. In addition, GE Capital has a preemptive right to purchase shares of New Securities (as defined in the Stockholders Agreement) from the Company.

            Except as set forth above, neither GE Capital, GECS nor GE has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number and percentage of Common Stock beneficially owned by GE Capital are 4,415,612 and approximately 24%, respectively.

            Except as disclosed in this Item 5(a) and in Item 3 above, none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

            (b) GE Capital would have the sole power to vote or direct the voting of the Common Stock upon conversion of the Convertible Preferred Stock.

            Except as described in this Item 5(b) and in Item 3 above, none of GE Capital, GECS, GE, nor to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

            (c) Except as set forth above, neither GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

            (d) No person except for GE Capital is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

            (e) Not applicable.

            Neither the filing of this Schedule 13D nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock, Convertible Preferred Stock or Warrants.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the Certificate of Designation, the Convertible Preferred Stock is convertible into fully paid and nonassessable shares of Common Stock, (i) at the option of the respective holders thereof, at any time prior to the close of business on the business day prior to a day on which any shares of Convertible Preferred Stock are redeemed by the Company and (ii) by the Company at any time after the Current Market Price (as defined in the Certificate of Designation) equals or exceeds $8.75 per share (subject to adjustment) for 20 of 30 business days, and upon the occurrence of a Qualified Secondary Offering (as defined in the Certificate of Designation). One share of Convertible Preferred Stock shall be convertible into the number of shares of Common Stock, subject to adjustment as described in the Certificate of Designation, equal to 88.31224 shares of Common Stock. In addition, the Convertible Preferred Stock is redeemable (i) by the Company on December 24, 2003, and (ii) at the option of the respective holders thereof, upon the occurrence of an Organic Change (as defined in the Certificate of Designation).

            Pursuant to the Purchase Agreement, GE Capital purchased 50,000 newly-issued shares of Convertible Preferred Stock, and 10,670,000 (subject to reduction) Warrants, for an aggregate consideration of $15,000,000. In addition, GE Capital has agreed that, without the approval of the Company's board of directors, it will not, at any time, increase its ownership of Common Stock in excess of 49.99% of the outstanding Common Stock.

            On December 24, 1997, GE Capital entered into a Registration Rights Agreement with the Company ("Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, GE Capital, or its transferees, may make a written request of the Company for registration with the Securities and Exchange Commission, under and in accordance with the provisions of the Securities Act of 1933, as amended, of all or part of their registrable securities, which include the Common Stock (a "Demand Registration"). The Company shall not be required to file a registration statement in connection with such Demand Registration on or prior to the earlier of January 1, 2000 or the consummation of a Secondary Offering (as defined in the Registration Rights Agreement). GE Capital (or its transferees given such right by GE Capital) shall be entitled to two (2) Demand Registrations, as well as an unlimited number of short-form and "piggy back" registrations.

            Pursuant to the Stockholders Agreement, GE Capital has the right to participate in certain sales, transfers or other dispositions by Existing Stockholders (as defined in the Stockholders Agreement) to third parties. In addition, GE Capital has a right of first refusal to purchase shares of New Securities (as defined in the Stockholders Agreement) from the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Purchase Agreement by and among the Company and GE Capital, dated as of December 24, 1997.

Exhibit 2 Stockholders Agreement by and among the Company, GE Capital and certain existing stockholders of the Company, dated as of December 24, 1997.

Exhibit 3 Registration Rights Agreement by and among the Company and GE Capital, dated as of December 24, 1997.

Exhibit 4         Form of Certificate of Designation, Preferences and
                  Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof for the Series D Convertible Preferred Stock.

Exhibit 5 Warrant, dated as of December 24, 1997, to purchase shares of Common Stock of the Company.

Exhibit 6 Joint Filing Agreement by and among GE, GECS and GE Capital, dated December 30, 1997.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     GENERAL ELECTRIC CAPITAL CORPORATION

                                     By:   /s/ Michael E. Pralle
                                           ----------------------------------
                                           Name:  Michael E. Pralle
                                           Title: Vice President

                                     Dated:  December 30, 1997

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:   /s/ Michael E. Pralle
                                          -------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-Fact

                                          Dated:  December 30, 1997

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           GENERAL ELECTRIC COMPANY

                                           By:   /s/ Michael E. Pralle
                                                 ------------------------------
                                                 Name:  Michael E. Pralle
                                                 Title: Attorney-in-fact

                                           Dated:  December 30, 1997

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------


                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------
Directors
---------
Nigel D.T. Andrews        General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary, General Electric
                          Stamford, CT  06927             Capital Corporation

James R. Bunt             General Electric Company        Vice President and
                          3135 Easton Turnpike            Comptroller, General
                          Fairfield, CT  06431            Electric Company

David M. Cote             General Electric Appliances     President and Chief
                          Appliance Park                  Executive Officer, General
                          Louisville, KY 40225            Electric Appliances

Dennis D. Dammerman       General Electric Company        Senior Vice President-
                          3135 Easton Turnpike            Finance and Chief Financial
                          Fairfield, CT  06431            Officer, General Electric
                                                          Company

Paolo Fresco              General Electric Company        Vice Chairman and Executive
                          3135 Easton Turnpike            Officer, General Electric
                          Fairfield, CT  06431            Company

Benjamin W. Heineman,     General Electric Company        Senior Vice President,
Jr.                       3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary, General Electric
                                                          Company

Jeffrey R. Immelt         General Electric Medical        President and Chief
                          Systems                         Executive Officer, General
                          3000 N. Grandview Boulevard     Electric Medical Systems
                          Waukesha, WI 53188

W. James McNerney,        GE Aircraft Engines             President and Chief
Jr.                       One Neumann Way                 Executive Officer, GE
                          Cincinnati, OH 45215-6301       Aircraft Engines

John H. Myers             GE Investment Corporation       Chairman and President, GE
                          3003 Summer Street              Investment Corporation
                          Stamford, CT 06904



NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------
Directors
---------

Robert L. Nardelli        General Electric Company        President and Chief
                          One River Road                  Executive Officer, GE Power
                          Schenectady, NY  12345          Systems

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Operating Officer, General
                          260 Long Ridge Road             Electric Capital
                          Stamford, CT  06927             Corporation

Michael A. Neal           General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance, General Electric
                          260 Long Ridge Road             Capital Corporation
                          Stamford, CT  06927

John M. Samuels           General Electric Company        Vice President and Senior
                          3135 Easton Turnpike            Counsel, Corporate Taxes,
                          Fairfield, CT  06431            General Electric Company

Edward D. Stewart         General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          1600 Summer Street              Corporation
                          Stamford, CT  06927

John F. Welch, Jr.        General Electric Company        Chairman and Chief
                          3135 Easton Turnpike            Executive Officer, General
                          Fairfield, CT  06431            Electric Company

Gary C. Wendt             General Electric Capital        Chairman and Chief
                          Corporation                     Executive Officer,
                          260 Long Ridge Road             General Electric Capital
                          Stamford, CT  06927             Corporation

Officers
--------

Gary C. Wendt             General Electric Capital        Chairman of the Board and
                          Corporation                     Chief Executive Officer
                          260 Long Ridge Road
                          Stamford, CT  06927

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Operating Officer
                          260 Long Ridge Road
                          Stamford, CT  06927

Nigel D. T. Andrews       General Electric Capital        Executive Vice President
                          Corporation
                          260 Long Ridge Road
                          Stamford, CT  06927

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

Michael A. Neal           General Electric Capital        Executive Vice President
                          Corporation
                          260 Long Ridge Road
                          Stamford, CT  06927

Edward D. Stewart         General Electric Capital        Executive Vice President
                          Corporation
                          260 Long Ridge Road
                          Stamford, CT  06927

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary
                          Stamford, CT  06927

James A. Colica           General Electric Capital        Senior Vice President,
                          Corporation                     Global Risk Management
                          260 Long Ridge Road
                          Stamford, CT  06927

Michael D. Fraizer        General Electric Capital        Senior Vice President,
                          Corporation                     Insurance/Investment
                          6604 West Broad Street          Products
                          Taylor Building
                          Richmond, VA 23230

Robert L. Lewis           General Electric Capital        Senior Vice President,
                          Corporation                     Structured Finance Group
                          1600 Summer Street
                          6th Floor
                          Stamford, CT  06905

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance
                          260 Long Ridge Road
                          Stamford, CT  06927

Todd S. Thomson           General Electric Capital        Senior Vice President,
                          Corporation                     Strategic Planning and
                          260 Long Ridge Road             Business Development
                          Stamford, CT  06927

Lawrence J. Toole         General Electric Capital        Senior Vice President,
                          Corporation                     Human Resources
                          260 Long Ridge Road
                          Stamford, CT  06927

Jeffrey S. Werner         General Electric Capital        Senior Vice President,
                          Corporation                     Corporate Treasury and
                          201 High Ridge Road             Global Funding Operation
                          Stamford, CT  06927


                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------
Directors
---------
Kaj Ahlmann               Employers Reinsurance Corp.     Executive Vice President,
                          5200 Metcalf                    General Electric Capital
                          Overland Park, KS  66201        Services, Inc., President
                                                          and Chief Operating
                                                          Officer, Employers
                                                          Reinsurance Corp.

Nigel D.T. Andrews        General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

James R. Bunt             General Electric Company        Vice President and
                          3135 Easton Turnpike            Comptroller, General
                          Fairfield, CT  06431            Electric Company

Dennis D. Dammerman       General Electric Company        Senior Vice President-
                          3135 Easton Turnpike            Finance, General Electric
                          Fairfield, CT  06431            Company

Paolo Fresco              General Electric Company        Vice Chairman and Executive
                          3135 Easton Turnpike            Officer, General Electric
                          Fairfield, CT  06431            Company

Benjamin W. Heineman,     General Electric Company        Senior Vice President,
Jr.                       3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary, General Electric
                                                          Company

John H. Myers             GE Investment Corporation       Chairman and President, GE
                          3003 Summer Street              Investment Corporation
                          Stamford, CT 06904

Robert L. Nardelli        General Electric Company        President and Chief
                          One River Road                  Executive Officer, GE Power
                          Schenectady, NY  12345          Systems

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Operating Officer, General
                          260 Long Ridge Road             Electric Capital
                          Stamford, CT  06927             Corporation

Michael A. Neal           General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

John M. Samuels           General Electric Company        Vice President and Senior
                          3135 Easton Turnpike            Counsel, Corporate Taxes,
                          Fairfield, CT  06431            General Electric Company

Edward D. Stewart         General Electric Capital        Executive Vice President,
                          Corporation                     General Electric Capital
                          260 Long Ridge Road             Corporation
                          Stamford, CT  06927

John F. Welch, Jr.        General Electric Company        Chairman and Chief
                          3135 Easton Turnpike            Executive Officer, General
                          Fairfield, CT  06431            Electric Company

Gary C. Wendt             General Electric Capital        Chairman of the Board,
                          Services, Inc.                  President and Chief
                          260 Long Ridge Road             Executive Officer, General
                          Stamford, CT  06927             Electric Capital Services,
                                                          Inc.

Officers
--------

Gary C. Wendt             General Electric Capital        Chairman, President and
                          Services, Inc.                  Chief Executive Officer,
                          260 Long Ridge Road             General Electric Capital
                          Stamford, CT  06927             Services, Inc.

Kaj Ahlmann               Employers                       Executive Vice President,
                          Reinsurance Corp.               General Electric Capital
                          5200 Metcalf                    Services, Inc., President
                          Overland Park, KS 66201         and Chief Operating
                                                          Officer, Employers
                                                          Reinsurance Corp.

Nigel D. T. Andrews       General Electric Capital        Executive Vice President
                          Corporation                     See Schedule I.
                          260 Long Ridge Road
                          Stamford, CT  06927

Denis J. Nayden           General Electric Capital        President and Chief
                          Corporation                     Operating Officer
                          260 Long Ridge Road             See Schedule I.
                          Stamford, CT  06927

Michael A. Neal           General Electric Capital        Executive Vice President
                          Corporation                     See Schedule I.
                          260 Long Ridge Road
                          Stamford, CT  06927

Edward D. Stewart         General Electric Capital        Executive Vice President
                          Corporation                     See Schedule I.
                          260 Long Ridge Road
                          Stamford, CT  06927


NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

Nancy E. Barton           General Electric Capital        Senior Vice President,
                          Corporation                     General Counsel and
                          260 Long Ridge Road             Secretary
                          Stamford, CT  06927             See Schedule I.

James A. Parke            General Electric Capital        Senior Vice President,
                          Corporation                     Finance
                          260 Long Ridge Road             See Schedule I.
                          Stamford, CT  06927

Lawrence J. Toole         General Electric Capital        Senior Vice President,
                          Corporation                     Human Resources
                          260 Long Ridge Road             See Schedule I.
                          Stamford, CT  06927

Jeffrey S. Werner         General Electric Capital        Senior Vice President,
                          Corporation                     Corporate Treasury and
                          201 High Ridge Road             Global Funding Operation
                          Stamford, CT  06927             See Schedule I.


                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------
Directors
---------
D.W. Calloway             Pepsico, Inc.                   Retired Director and
                          700 Anderson Hill Road          Chairman of the Board,
                          Purchase, NY  10577             Pepsico, Inc.

J.I. Cash, Jr.            Harvard Business School         Professor of Business
                          Baker Library 187               Administration-Graduate
                          Soldiers Field                  School of Business
                          Boston, MA 02163                Administration, Harvard
                                                          University

S.S. Cathcart             222 Wisconsin Avenue            Director and Retired
                          Suite 103                       Chairman, Illinois
                          Lake Forest, IL  60045          Tool Works

D.D. Dammerman            General Electric Company        Senior Vice President-
                          3135 Easton Turnpike            Finance, General Electric
                          Fairfield, CT  06431            Company

P. Fresco                 General Electric Company        Vice Chairman of the Board
                          (U.S.A.)                        and Executive Officer,
                          3 Shortlands,                   General Electric Company
                          Hammersmith
                          London, W6 SBX,
                          England

C.X. Gonzalez             Kimberly-Clark de Mexico,       Chairman of the Board and
                            S.A. de C.V.                  Chief Executive Officer,
                          Jose Luis Lagrange              Kimberly-Clark de Mexico,
                          103, Tercero Piso                 S.A. de C.V.
                          Colonia Los Morales
                          Mexico, D.F.  11510,
                          Mexico

G.G. Michelson            Federated Department Stores     Former Member of the Board
                          151 West 34th Street            of Directors, Federated
                          New York, NY  10001             Department Stores

E.F. Murphy               General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer,
                          Fairfield, CT 06431             General Electric Company

S. Nunn                   King & Spalding                 Partner, King & Spalding
                          191 Peachtree Street, N.E.
                          Atlanta, GA 30303

NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

J.D. Opie                 General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer,
                          Fairfield, CT  06431            General Electric Company

R.S. Penske               Penske Corporation              Chairman of the Board and
                          13400 Outer Drive, West         President, Penske
                          Detroit, MI  48239-4001         Corporation

B.S. Prelskel             Suite 3125                      Former Senior Vice
                          60 East 42nd Street             President, Motion Picture
                          New York, NY  10165             Association of America

F.H.T. Rhodes             Cornell University              President Emeritus,
                          3104 Snee Building              Cornell University
                          Ithaca, NY  14853

A.C. Sigler               Champion International          Retired Chairman of the
                          Corporation                     Board, CEO and former
                          1 Champion Plaza                Director, Champion
                          Stamford, CT  06921             International Corporation

D.A. Warner III           J.P. Morgan & Co., Inc. and     Chairman of the Board,
                          Guaranty Trust Co.              President, and Chief
                          60 Wall Street                  Executive Officer, J.P.
                          New York, NY  10260             Morgan & Co. Incorporated
                                                          and Morgan Guaranty Trust
                                                          Company

J.F. Welch, Jr.           General Electric Company        Chairman of the Board and
                          3135 Easton Turnpike            Chief Executive Officer,
                          Fairfield, CT  06431            General Electric Company

Executive Officers
------------------

J.F. Welch, Jr.           General Electric Company        Chairman of the Board and
                          3135 Easton Turnpike            Chief Executive Officer
                          Fairfield, CT  06431

P. Fresco                 General Electric Company        Vice Chairman of the Board
                          (U.S.A.)                        and Executive Officer
                          3 Shortlands, Hammersmith
                          London, W6 SBX, England

P.D. Ameen                General Electric Company        Vice President and
                          3135 Easton Turnpike            Comptroller
                          Fairfield, CT  06431

J.R. Bunt                 General Electric Company        Vice President and
                          3135 Easton Turnpike            Treasurer
                          Fairfield, CT  06431

D.L. Calhoun              General Electric Company        Senior Vice President -
                          Nela Park                       GE Lighting
                          Cleveland, OH 44122


NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

W.J. Conaty               General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Human Resources
                          Fairfield, CT  06431

D.M. Cote                 General Electric Company        Senior Vice President - GE
                          3135 Easton Turnpike            Appliances
                          Fairfield, CT  06431

D.D. Dammerman            General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Finance
                          Fairfield, CT  06431

L.S. Edelheit             General Electric Company        Senior Vice President -
                          P.O. Box 8                      Corporate Research and
                          Schenectady, NY  12301          Development

B.W. Heineman, Jr.        General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            General Counsel and
                          Fairfield, CT  06431            Secretary

J.R. Immelt               General Electric Company        Senior Vice President - GE
                          P.O. Box 414                    Medical Systems
                          Milwaukee, WI 53201

W.J. Lansing              General Electric Company        Vice President - Corporate
                          3135 Easton Turnpike            Business Development
                          Fairfield, CT  06431

W.J. McNerney, Jr.        General Electric Company        Senior Vice President - GE
                          1 Neumann Way                   Aircraft Engines
                          Cincinnati, OH 05215

E.F. Murphy               General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer
                          Fairfield, CT 06431

R.L. Nardelli             General Electric Company        Senior Vice President - GE
                          1 River Road                    Power Systems
                          Schenectady, NY  12345

R.W. Nelson               General Electric Company        Vice President - Corporate
                          3135 Easton Turnpike            Financial Planning and
                          Fairfield, CT  06431            Analysis

J.D. Opie                 General Electric Company        Vice Chairman of the Board
                          3135 Easton Turnpike            and Executive Officer
                          Fairfield, CT  06431

G.M. Reiner               General Electric Company        Senior Vice President -
                          3135 Easton Turnpike            Chief Information
                          Fairfield, CT  06431            Officer

G.L. Rogers               General Electric Company        Senior Vice President - GE
                          1 Plastics Avenue               Plastics
                          Pittsfield, MA  01201


NAME                      PRESENT                         PRESENT
----                      BUSINESS                        PRINCIPAL
                          ADDRESS                         OCCUPATION
                          -------                         ----------

J.W. Rogers               General Electric Company        Vice President - GE Motors
                          1635 Broadway
                          Fort Wayne, IN  46801

L.G. Trotter              General Electric Company        Vice President - GE
                          41 Woodward Avenue              Electrical Distribution and
                          Plainville, CT  06062           Control



                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------


United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company
-----------------------------------------------------------------------------

            1. On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against GE in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

            On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

            2. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181).

                                  EXHIBIT INDEX

Exhibit No.
-----------


Exhibit 1 Purchase Agreement by and among the Company and GE Capital, dated as of December 24, 1997.

Exhibit 2 Stockholders Agreement by and among the Company, GE Capital and certain existing stockholders of the Company, dated as of December 24, 1997.

Exhibit 3 Registration Rights Agreement by and among the Company and GE Capital, dated as of December 24, 1997.

Exhibit 4         Form of Certificate of Designation, Preferences and
                  Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof for the Series D Convertible Preferred Stock.

Exhibit 5 Warrant, dated as of December 24, 1997, to purchase shares of Common Stock of the Company.

Exhibit 6 Joint Filing Agreement by and among GE, GECS and GE Capital, dated December 30, 1997.